Exhibit 99.1

ATA Announces Acquisition of Education Technology Company Xing Wei for US$3.19 Million, Appoints Mr. Cheng-Yaw Sun as New CEO and Director of ATA

Mr. Kevin Ma to Remain on ATA’s Board of Directors as Chairman

Beijing, China, September 26, 2013 — ATA Inc. (“ATA” or the “Company”, Nasdaq: ATAI), a leading provider of advanced testing technologies and testing-related services in China, today announced that it has signed an agreement to acquire Xing Wei Institute (HK) Limited (“Xing Wei”), a private education technology company that provides training solutions as well as online and mobile training platforms for corporations in China, for US$3.19 million.

By leveraging Xing Wei’s expertise in improving employee performance, ATA believes this acquisition will provide the Company with a more comprehensive set of service offerings, which will enable it to deepen its existing client relationships in China. Xing Wei’s services have been utilized by reputable corporations in China.

Mr. Kevin Ma, ATA’s Chairman and Chief Executive Officer, stated, “This transaction will provide long-term benefits to our Company and is consistent with our strategic plan to expand ATA’s testing platform for corporate clientele. Xing Wei’s online and mobile training platforms for enterprise clients and ATA’s technologically advanced testing platform will result in an improved and expanded product offering and enhance overall client satisfaction.”

Company Appoints Mr. Cheng-Yaw Sun as New Chief Executive Officer

The Company also announced that the Board of Directors has appointed Xing Wei’s founder and chairman Mr. Cheng-Yaw Sun as ATA’s new chief executive officer effective October 8, 2013, succeeding Mr. Kevin Ma who will remain on ATA’s Board of Directors as Chairman. Mr. Sun will also serve as a director on ATA’s Board of Directors. Mr. Sun has extensive experience in corporate management and operations in the high tech industry. He founded Xing Wei in 2012 and has served as its chairman ever since. Prior to that, Mr. Sun served as chairman of ALi Corporation, chairman of hiSoft Technology International Limited, and on the Board of Directors at MediaTek Inc. Mr. Sun began his career at the Hewlett-Packard Company (“HP”) in 1982, where he served in a variety of positions for over 25 years, working his way up to later become vice president of HP and managing director of HP China.

Mr. Ma continued, “We are also very pleased to have Mr. Sun join ATA’s management team as our new chief executive officer. We had the opportunity to work closely with Mr. Sun and his team as part of this transaction, and we shared the same vision of growth in China’s employment sector. I firmly believe that Mr. Sun’s past managerial and operational experience at various tech companies qualify him as the right person to lead our Company in executing our growth initiatives in the years ahead. I look forward to working with Mr. Sun on expanding ATA’s business to include this new training platform that Xing Wei will contribute to our service offerings. At the same time, I will remain deeply involved in the Company’s interests as Chairman of the Board.”

Mr. Sun commented, “I am honored to have the opportunity to integrate ATA’s and Xing Wei’s resources and am eager to begin working on the joint development of the synergies created by bringing our two companies together. Kevin and the management team at ATA have established trusted relationships among its clients, which is a testament to the quality of the Company’s advanced testing technology products and excellence in customer service. I am very pleased to be joining a company of such high caliber and look forward to bringing my expertise in the tech industry to ATA.”

About ATA Inc.

ATA is a leading provider of advanced testing technologies in China. The Company offers comprehensive services for the creation and delivery of assessments based on its proprietary testing technologies and test delivery platform. ATA’s testing technologies are used for professional licensure and certification tests in various industries, including information technology services, banking, teaching, securities, insurance, and accounting. As of June 30, 2013, ATA’s test center network comprised 2,810 authorized test centers located throughout China. The Company believes it has the largest test center network of any commercial testing service provider in China.

ATA has delivered more than 50.0 million billable tests since ATA started operations in 1999. For more information, please visit ATA’s website at http://www.ata.net.cn/.

Cautionary Note Regarding Forward-looking Statements

This announcement contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terms such as “believe,” “could,” “expect,” “future,” “look forward to,” “plan,” “should,” “will,” and similar terms and include, among other things, the future integration of Xing Wei’s business with ATA’s and the potential effect of the Xing Wei acquisition on ATA’s service offerings and relationships with existing clients.  These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates, and projections about ATA, Xing Wei and the markets in which they operate. The Company undertakes no obligation to update forward-looking statements, except as may be required by law. The Company cannot assure you that its expectations and assumptions will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.

For more information on our company, please contact the following individuals:

At the Company	Investor Relations
ATA Inc.	The Equity Group Inc.
Lucy Ma, Associate, Investor Relations	Carolyne Yu, Senior Associate
+86 10 6518 1122 x5517	415-568-2255
maxiaopeng@ata.net.cn	+86 10 6587 6435
cyu@equityny.com

Adam Prior, Senior Vice President
212-836-9606
aprior@equityny.com